Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	12:50 12-Dec-06

RNS Number:7258N
Wolseley PLC
12 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

Wolseley plc confirms that Mr M J White, the Wolseley Group Company Secretary and Counsel, exercised the under-noted share options under the terms of the Wolseley Share Option Plan 2003 and subsequently sold 15,331 shares at a price of 1236p per share.

	No. of options	Exercise price per share	Date of
Director/PDMRs Name	exercised	(in pence)	transaction

Mr M J White	20,000	743.00p	12.12.2006

As a result of the above transactions, Mr White now holds 9,419 ordinary shares in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations